UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Novus Therapeutics, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

67011N105

 (CUSIP Number)

Lauren Farrell
Chief Financial Officer
Apple Tree Partners
230 Park Avenue, 28th Floor, New York, NY 10169
(212) 468-5806

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67011N105	13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Apple Tree Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
13,888 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
13,888 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,888 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 67011N105	13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Apple Tree Ventures II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
13,888 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
13,888 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,888 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 67011N105	13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Apple Tree Partners II - Annex, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
13,888 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
13,888 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,888 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 67011N105	13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Apple Tree Ventures II - Annex, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
13,888 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
13,888 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,888 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 67011N105	13D	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Apple Tree Partners IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
13,888 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
13,888 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,888 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 67011N105	13D	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ATP III GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
13,888 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
13,888 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,888 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 67011N105	13D	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Seth L. Harrison

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
13,888 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
13,888 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,888 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 67011N105	13D	Page 9 of 14 Pages

Schedule 13D

Item 1.	Security and Issuer.

This Amendment No. 3 ("Amendment No. 3") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on September 30, 2014 (the "Original Schedule 13D") relating to the common stock, $0.001 par value (the "Common Stock") of Novus Therapeutics, Inc. (formerly "Tokai Pharmaceuticals, Inc."), a Delaware corporation (the "Issuer"), as amended by Amendment No. 1 to the statement on Schedule 13D filed on January 8, 2018 ("Amendment No. 1") and Amendment No. 2 to the statement on Schedule 13D filed on May 2, 2018 ("Amendment No. 2").  The address of the Issuer's principal executive office is 19900 MacArthur Blvd., Suite 550, Irvine, CA 92612.

Certain terms used but not defined in this Amendment No. 3 have the meanings assigned thereto in the Original Schedule 13D (as amended by Amendment No. 1 and Amendment No. 2).  Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Original Schedule 13D (as amended by Amendment No. 1 and Amendment No. 2).  This Amendment No. 3 is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 2.	Identity and Background.

No changes.

Item 3.	Source and Amount of Funds or Other Consideration.

No changes.

Item 4.	Purpose of Transaction.

As described in more detail in Item 5 below, between May 10, 2018 and May11, 2018 ATP II sold a total of 350,971 shares of Common Stock, ATP II Annex sold a total of 396,492 and Harrison sold a total of 23,632 shares of Common Stock in open market transactions.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, ATP II and the other Reporting Persons may dispose of or acquire additional shares of the Issuer.  Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

CUSIP No. 67011N105	13D	Page 10 of 14 Pages

Item 5.	Interest in Securities of the Issuer.

No changes except as set forth below:

(a)     The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person, as set forth on Line 13 of each such Reporting Person's cover sheet was calculated based on the 9,407,024 shares of Common Stock reported to be outstanding as of March 23, 2018 in the Issuer's Annual Report on Form 10-K, as filed with the SEC on April 2, 2018.

(c)     On May 10, 2018, ATP II sold 250,000 shares of Common Stock at a price of $4.053243 per share.  On May 11, 2018, ATP II sold 100,971 shares of Common Stock at a price of $4.106016 per share, ATP II Annex sold 396,492 shares of Common Stock at a price of $4.106127 per share, and Harrison sold 23,632 shares of Common Stock at a price of $4.10611 per share.

Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(e)     The Reporting Persons ceased to be a beneficial owner of more than five percent of the shares of Common Stock on May 11, 2018.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

No changes.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 – Agreement regarding filing of joint Schedule 13D.

CUSIP No. 67011N105	13D	Page 11 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE:    May 15, 2018

APPLE TREE PARTNERS II, L.P.

By:	Apple Tree Ventures II, L.P. General Partner

By:  /s/ Seth L. Harrison
Seth L. Harrison
General Partner

APPLE TREE VENTURES II, L.P.

By:  /s/ Seth L. Harrison
Seth L. Harrison
General Partner

APPLE TREE PARTNERS II - ANNEX, L.P.

By:	Apple Tree Ventures II - Annex, LLC General Partner

By:  /s/ Seth L. Harrison
Seth L. Harrison
Managing Member

APPLE TREE VENTURES II - ANNEX, LLC

By:  /s/ Seth L. Harrison
Seth L. Harrison
Managing Member

APPLE TREE PARTNERS IV, L.P.

By:	ATP III GP, Ltd. General Partner

By:  /s/ Seth L. Harrison
Seth L. Harrison
Director

CUSIP No. 67011N105	13D	Page 12 of 14 Pages

ATP III GP, LTD.

By:  /s/ Seth L. Harrison
Seth L. Harrison
Director

/s/ Seth L. Harrison
Seth L. Harrison

CUSIP No. 67011N105	13D	Page 13 of 14 Pages

EXHIBIT 99.1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D and any future amendments thereto need be filed with respect to the ownership by each of the undersigned of shares of stock of Novus Therapeutics, Inc.

DATE:    May 15, 2018

APPLE TREE PARTNERS II, L.P.

By:	Apple Tree Ventures II, L.P. General Partner

By:  /s/ Seth L. Harrison
Seth L. Harrison
General Partner

APPLE TREE VENTURES II, L.P.

By:  /s/ Seth L. Harrison
Seth L. Harrison
General Partner

APPLE TREE PARTNERS II - ANNEX, L.P.

By:	Apple Tree Ventures II - Annex, LLC General Partner

By:  /s/ Seth L. Harrison
Seth L. Harrison
Managing Member

APPLE TREE VENTURES II - ANNEX, LLC

By:  /s/ Seth L. Harrison
Seth L. Harrison
Managing Member

APPLE TREE PARTNERS IV, L.P.

By:	ATP III GP, Ltd. General Partner

By:  /s/ Seth L. Harrison
Seth L. Harrison
Director

CUSIP No. 67011N105	13D	Page 14 of 14 Pages

ATP III GP, LTD.

By:  /s/ Seth L. Harrison
Seth L. Harrison
Director

/s/ Seth L. Harrison
Seth L. Harrison